Exhibit (4)(xi)








     Ms. Debra Kream, Esq.
     Plymouth Rubber, Inc.
     104 Revere Street
     Canton, MA 02021

     Dear Deborah:

     This letter will serve to amend the Master Security Agreement dated as of December 29, 1995 by and between General Electric Capital Corporation ("Secured Party") and Plymouth Rubber Company ("Debtor") as follows:

     1.   Section 10(a) is hereby amended to read as follows:

        (a) At all times during the term of the Security Agreement, Debtor shall maintain; (I) Minimum Tangible Net Worth of a positive $4,500,000 plus 75% of Net Income until the maturity of all note(s),
        (ii) Minimum Working Capital of $3,000,000.00 for fiscal year 1997 and $3,750,000 for fiscal year 1998 and each fiscal year thereafter until the maturity of all note(s), (iii) Minimum Fixed Charge Coverage ratio of 1.25x to 1.0x for fiscal year 1997 and 1.50 x to 1.0x for fiscal year 1998 and each fiscal year thereafter until the maturity of all note(s), (iv) a maximum Total liabilities to Tangible Net Worth of 6.0x to 1.0x until the maturity of all note(s). "Tangible Net Worth" is defined as Stockholder's Equity less intangible assets, plus any FAS #87 after tax change for minimum pension obligations. "EBITDA" is defined as earnings before Interest, Depreciation, Amortization and Taxes and Unrecognized Net Obligations at transition. "Fixed Charges" is defined as current portion of long term debt, plus current portion of capital leases, plus interest expense, plus preferred dividends. "Fixed Charge Coverage is defined as EBITDA divided by fixed charges (both determined on a rolling four quarter average). "Total Debt" includes all liabilities of the Debtor as defined by GAAP.
        Intangibles as used for the determination of Minimum Tangible Net Worth shall be defined by GAAP exclusive of the deferred tax asset and associated valuation reserve as defined by FAS 109. Accounting terms used herein not otherwise defined herein shall be as defined, and all calculations hereunder shall be made, in accordance with GAAP.

      All other terms and conditions will remain in full force and effect. The Amendment is effective beginning November 30, 1996.


                                   Sincerely,



                                   Robert R. Blee
                                   Senior Credit Analyst

     AGREED AND ACKNOWLEDGED:

     PLYMOUTH RUBBER COMPANY

     By:

     Name:

     Title:

     Date: